Vinson & Elkins ATTORNEYS AT LAW
VINSON & ELKINS L.L.P.
2300 FIRST CITY TOWER
1001 FANNIN STREET
HOUSTON, TEXAS 77002-6760
TELEPHONE (713) 758-2222
FAX (713) 758-2346
www.velaw.com

 Heather G. Callender
Direct Dial (713) 758-4618
Direct Fax (713) 615-5038
hcallender@velaw.com

February 1, 2005

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 4-5
Washington, D.C. 20549-0405

Attention:	Mr. Alex Shukhman
Re:	Hiland Partners, LP Registration Statement on Form S-1 Filed on October 22, 2004 (File No. 333-119908)

Dear Mr. Shukhman:

        On behalf of Hiland Partners, LP (the "Partnership"), we have filed through EDGAR and enclose herewith five courtesy copies of Amendment No. 3 ("Amendment No. 3") to the above-referenced registration statement (the "Registration Statement"). This letter sets forth the responses of the Partnership to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated January 26, 2005 (the "Comment Letter"). For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below such comment is the Partnership's response.

        Information provided in this letter on behalf of the Partnership, the directors and executive officers of its general partner and its controlling persons has been provided to us by the Partnership.

General

1.
We will issue in a separate letter any comments regarding your confidential treatment application. We will not be in a position to consider a request for accelerated effectiveness of the registration statement until all outstanding issues, including the application, have been resolved.

  Response: The Partnership acknowledges this comment 1 and understands the Commission's position.

United States Securities and Exchange Commission
Division of Corporation Finance
February 1, 2005

Summary of Conflicts of Interest and Fiduciary Duties, page 5

2.
Confirm to us supplementally that the revised disclosure in the last sentence on page 5 accurately states the legal ramifications that flow from the purchase of a common unit.

  Response: The Partnership hereby confirms that the last sentence on page 5 of the Registration Statement accurately states the legal ramifications that flow from the purchase of a common unit.

Risk Factors, page 16

3.
We note your response to prior comment 9. Revise the factor at page 24 captioned "Our general partner determines the cost reimbursement and fees" to include the information you added to the section captioned "Reimbursement of Expenses of Our General Partner" at page 93. Also revise the factor at page 26 captioned "We do not have our own officers and employees" to make clear that neither you nor your general partner have entered into employment agreements with your general partner's officers.

  Response: The Registration Statement has been revised as requested. Please see pages 24 and 27.

        If you have any questions or comments, please call the undersigned at (713) 758-4618, Douglas E. McWilliams at (713) 758-3613 or David P. Oelman at (713) 758-3708.

Sincerely,
VINSON & ELKINS L.L.P.
By:	/s/ HEATHER G. CALLENDER Heather G. Callender